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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.___)



                       ENlighten Software Solutions, Inc.
                   -----------------------------------------
                               (Name of Issuer)




                           Common Stock, no par value
                   -----------------------------------------
                        (Title of Class of Securities)




                                  833968 10 0
                   -----------------------------------------
                                (CUSIP Number)





Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2/92)


                               Page 1 of 5 pages




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CUSIP NO.  833968 10 0                  13G                  Page 2 of 5 Pages


  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Peter J. McDonald
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
                U.S.A.
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                      1,391,444
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                       3,000
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                     1,391,444
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                 3,000
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,391,444
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            48.0%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
            IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!



                               Page 2 of 5 pages



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CUSIP NO. 833968 10 0                  13G                   Page 3 of 5 Pages

ITEM 1(a).   Name of Issuer:  ENlighten Software Solutions, Inc.

ITEM 1(b).   Address of Issuer's Principal Executive Offices:

             999 BAKER WAY, SUITE 500
             SAN MATEO, CA 94404

ITEM 2(a)   Name of Person Filing:   PETER J. McDONALD

ITEM 2(b)   Address of Principal Business Office or, if none, Residence:

            c/o ENLIGHTEN SOFTWARE SOLUTIONS, INC.
            999 BAKER WAY, FIFTH FLOOR
            SAN MATEO, CA 94404


ITEM 2(c)   Citizenship:   U.S.A.

ITEM 2(d)   Title of Class of Securities:   COMMON STOCK, NO PAR VALUE

ITEM 2(e)   CUSIP Number:  833968 10 0

ITEM 3.     STATUS OF PERSON FILING:

            Individual

ITEM 4.  OWNERSHIP (at December 31, 1996)

      (a) Amount Beneficially Owned: 1,394,444 shares; includes 3,000 shares which are owned by Mr. McDonald's children and 17,440 shares which are subject to purchase within 60 days of December 31, 1996 pursuant to the exercise of stock options.

      (b)   Percent of Class:

            48.0%, based on 2,903,907 shares outstanding on September 30, 1996 as reported in the Issuer's Report on Form 10-Q filed with the Securities and Exchange Commission on or around November 14, 1996.

      (c)   Number of shares as to which such person has:

         (i)  sole power to vote or to direct the vote:              1,391,444

        (ii)  shared power to vote or to direct the vote:                3,000




                               Page 3 of 5 pages


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CUSIP NO.  833968 10 0                  13G                  Page 4 of 5 Pages


       (iii)  sole power to dispose or to direct the disposition of: 1,391,444

        (iv)  shared power to dispose or to direct the disposition of:   3,000


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

ITEM 10. CERTIFICATION





                               Page 4 of 5 pages


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CUSIP NO.  833968 10 0                  13G                  Page 5 of 5 Pages



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 13, 1997


                                     /s/  Peter J. McDonald
                                    ------------------------------




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